1001 MCKINNEY
18th FLOOR
HOUSTON, TEXAS 77002
FRANKLIN, CARDWELL & JONES	713.222.6025 TELEPHONE
A PROFESSIONAL CORPORATION	713.222.0938 FACSIMILE

INTERNET:
http://www.fcj.com
e-mail: wilson@fcj.com

February 1, 2006

United States Securities and Exchange Commission

Attn: Mr. Jay Mumford

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re: Legacy Communications Corporation Registration Statement on

Form SB-2 (File No. 333-025907)

Dear Mr. Mumford:

On behalf of Legacy Communications Corporation (the “Company”), we are responding to your letter dated February 1, 2006 regarding Pre-effective Amendment No. 4 to the above referenced registration statement on Form SB-2.

As discussed with you by telephone, the Company has included a discussion of the material developments in its business in the “Subsequent Developments” section of the Summary and Management’s Discussion and Analysis of Results of Operations and Financial Condition. The Company is not able to include financial information for the period ended December 31, 2005 at the present time and does not expect to have such financial information available until after February 14, 2006. Because no material transactions closed during the three months ended December 31, 2005 the Company expects the financial information with respect to that period would not be substantially different than the financial information for the first three quarters of the fiscal year.

We respectfully request that the Company be permitted to file a request for effectiveness without inclusion of the financial information for the three months ended December 31, 2005 on the basis of the financial information available as of September 30, 2005. Please feel free to contact the undersigned if you have any questions.

Very truly yours

FRANKLIN, CARDWELL & JONES

/s/ Lawrence E. Wilson

Lawrence E. Wilson

For the firm

Enclosure

cc:	Legacy Communications Corporation
Public Company Management Corporation